L&B Files to Call Special Meeting At Aimco And Delivers Open Letter To Shareholders

www.AimHighAIV.com

OCTOBER 16, 2020

L&B



SHAREHOLDERS DESERVE A VOICE GIVEN PERSISTENT UNDER PERFORMANCE

Total Shareholder Returns	Trailing 5 Years	Trailing 3 Years	Trailing 1 Years	Since IPO (July 1994)
Apartment Investment and Management Company (NYSE: AIV)	8%	-18%	-33%	974%
AIV Underperformance vs. Apartment Peers	-13%	-14%	-6%	-907%
AIV Underperformance vs. Proxy Peer Average	-24%	-20%	-12%	-429%
AIV Underperformance vs. REITs	-25%	-26%	-19%	-39%

Source: Bloomberg Company filings

Note: As of 9/21/20; Apartment Peers defined as AvalonBay Communities, Inc. (AVB), Camden Property Trust (CPT), Essex Property Trust (ESS), Equity Residential (EQR), Mid-America Apartment Communities, Inc. (MAA), and UDR, Inc. (UDR) as disclosed in the Company's Proxy Statement filed with the SEC on March 11, 2020; Proxy Compensation Peers defined as AMH, ARE, BRX, CPT, DEI, DRE, ELS, EXR, FRT, PEAK, KRC, KIM, PLD, MAC, MAA, REG, SLG, SUI, TCO and UDR as disclosed in AIV's 2020 Proxy Statement; REITs defined as FNERTR Index

L&B

SHAREHOLDERS VIEWS COUNT GIVEN PERSISTENT DISCOUNT TO NAV



AIV Persistent Discount to NAV

Source: Green Street

L&B

INVESTMENT COMMUNITY HAS DOUBTS ABOUT THE PROPOSED SPLIT

Citi Client Survey

Will AIV create additional value through the announced spin?



Should AIV have a shareholder vote to approve the transaction?



Note: Citi Poll as of September 23, 2020 7:30am ET. Survey was conducted online. The participants were anonymous, and the sample was limited.

PLEASE CONSENT TO THE CALLING OF SPECIAL MEETING ON L&B GOLD REQUEST CARD ASAP



Please visit www.AimHighAIV.com for the solicitation statement and other important information